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                                October 22, 2020

       Robert Striar
       Chief Executive Officer
       Bull Horn Holdings Corp.
       801 S. Pointe Drive, Suite TH-1
       Miami Beach, Florida 33139

                                                        Re: Bull Horn Holdings
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 22,
2020
                                                            File No. 333-248940

       Dear Mr. Striar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-1 filed October 22, 2020

       General

   1. Please tell us when you negotiated the terms relating to the potential purchase by institutional investors
of up to 9.9% of the units in the offering. Please also clarify the purpose for issuing
membership interests in the sponsor in connection with this purchase, as well as whether each
institutional investor may purchase up to a maximum of 9.9% of the units in the
offering, or whether 9.9% if the cumulative total for all institutional investors. If it is the
former, please disclose the total number of institutional investors that have indicated their
interest in purchasing in the offering, and the total percent of the offering they will
purchase if each purchases 9.9%. Please also file your agreement with the institutional
investors, or tell us why you do not believe you are required to do so.
 Robert Striar
Bull Horn Holdings Corp.
October 22, 2020
Page 2

       You may contact Amy Geddes at 202-551-3304 or Jim Allegretto at 202-551-3849 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameRobert Striar                        Sincerely,
Comapany NameBull Horn Holdings Corp.
                                                       Division of Corporation
Finance
October 22, 2020 Page 2                                Office of Trade &
Services
FirstName LastName